UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Terra Nostra Technology Ltd.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

88100V 10 5
(CUSIP Number)

Richard St. Julien
Suite 720, 2160 Rue de la Montagne
Montreal, Quebec H3G 2T3
(514) 845 0084
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88100V 10 5

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Louis Nadeau

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 15,000,000*

8. Shared Voting Power -0-

9. Sole Dispositive Power 15,000,000*

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 51%

14. Type of Reporting Person (See Instructions) IN

* As of March 26, 2003.

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Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of Terra Nostra Technology Ltd. (the "Issuer"). Its principal executive offices are located at Suite 720, 2160 Rue de la Montagne, Montreal, Quebec H3G 2T3 Canada.

Item 2. Identity and Background

The individual filing this report is:

  Louis Nadeau

  182 57th East Street

  Quebec City, Quebec G1H 2G2

  Executive Vice-President of Terra Nostra Technology Ltd.; Suite 720, 2160 Rue de la Montagne, Montreal, Quebec H3G 2T3.

  During the last five years, Mr. Nadeau has not been convicted in any criminal proceeding.

  During the last five years Mr. Nadeau has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship - Canadian

Item 3. Source and Amount of Funds or Other Consideration

On March 26, 2003, the Issuer entered into a Share Exchange Agreement whereby it acquired all of the issued and outstanding shares of capital stock of Corporation CCIP Inc., a Quebec corporation ("CCIP"), which consisted of 100 Class A shares and 115,000 Class B shares (the "Acquisition"). Under the terms of the Acquisition, fifteen million (15,000,000) common shares of the Company's Common Stock were issued to the sole shareholder of CCIP, 9126-2238 Quebec, Inc., of which Mr. Nadeau is the sole control person. The issuance and delivery of the Company's shares pursuant to the Acquisition took place on April 4, 2003.

Item 4. Purpose of Transaction

As described in Item 3 above, Mr. Nadeau's Corporation, as the sole shareholder of CCIP, acquired shares of the Issuer in exchange for all of the outstanding shares of CCIP. At time of the share exchange, Mr. Nadeau had no intention to acquire any additional shares of the Issuer nor did he have any plans or proposals that would result in any significant transaction with the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of April 4, 2003 the aggregate number of shares of Common Stock of the Issuer beneficially owned by Louis Nadeau was 15,000,000, which are owned indirectly by 9126-2238 Quebec Inc. which total shares represent 51% of the Issuer's total issued and outstanding shares.

(b) Mr. Nadeau has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, Louis Nadeau had not acquired any shares of the Issuer, other than as described herein.

(d) N/A

(e) N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understandings that Mr. Nadeau has with respect to the Securities of the Issuer. Mr. Nadeau is Executive Vice-President of the Issuer.

Item 7. Material to Be Filed as Exhibits

Share Exchange Agreement dated March 26, 2003 by and between the Issuer and 9126-2238 Quebec Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2003
Date

/s/ Louis Nadeau
Signature

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